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Exhibit 99.1

Third Quarter Report 2018

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

This Management's Discussion and Analysis ("MD&A") dated October 25, 2018 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 that were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2017 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2017 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at September 30, 2018 of $8,355.8 million increased by $490.2 million compared with total assets of $7,865.6 million as at December 31, 2017. Cash and cash equivalents decreased by $112.7 million to $520.3 million between December 31, 2017 and September 30, 2018 primarily due to $909.4 million in capital expenditures and acquisitions, $63.1 million in dividends paid and $26.5 million for the repurchase of common shares for stock-based compensation plans during the first nine months of 2018, partially offset by cash provided by operating activities of $465.4 million and the issuance of $350.0 million guaranteed senior unsecured notes. Inventories decreased to $491.9 million at September 30, 2018 compared with $501.0 million at December 31, 2017 primarily due to a $44.4 million decrease in the current portion of ore in stockpiles and on leach pads, partially offset by an increase in fuel and supplies inventory in Nunavut as a result of the summer barge season. Equity securities decreased from $122.8 million at December 31, 2017 to $76.2 million at September 30, 2018 due to $37.2 million in unrealized fair value losses and $17.8 million in disposals, partially offset by $8.4 million in new investments during the first nine months of 2018. Other current assets increased from $150.6 million at December 31, 2017 to $206.5 million at September 30, 2018 primarily due to a $41.8 million increase in prepaid expenses. Property, plant and mine development increased from $5,626.6 million at December 31, 2017 to $6,173.0 million at September 30, 2018 primarily due to an acquisition and additions capitalized to property,

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

plant and mine development of $963.8 million, partially offset by amortization expense of $416.7 million during the first nine months of 2018.

        Total liabilities increased to $3,407.0 million at September 30, 2018 from $2,918.6 million at December 31, 2017 primarily due to the issuance of $350.0 million guaranteed senior unsecured notes on April 5, 2018. Agnico Eagle's reclamation provision increased by $8.4 million between December 31, 2017 and September 30, 2018 primarily due to the re-measurement of the Company's reclamation provisions by applying updated expected cash flows and assumptions at September 30, 2018. Agnico Eagle's net income taxes payable position of $3.2 million at December 31, 2017 was reduced during the first nine months of 2018 by payments to tax authorities in excess of the year to date current tax provision, resulting in a net income taxes recoverable position of $24.5 million at September 30, 2018.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $17.1 million, or $0.07 per share, in the third quarter of 2018 compared with net income of $72.5 million(i), or $0.31 per share(i), in the third quarter of 2017. Agnico Eagle reported an adjusted net income of $1.2 million, or $0.01 per share, in the third quarter of 2018 compared with adjusted net income of $66.5 million(i), or $0.29 per share(i), in the third quarter of 2017. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the third quarter of 2018, the operating margin (revenues from mining operations less production costs) of $241.8 million decreased compared to $317.8 million in the third quarter of 2017 primarily due to a 5.3% decrease in the sales volume of gold, a 6.1% decrease in the realized price of gold and a 5.6% increase in production costs between periods. Gold production decreased to 421,718 ounces in the third quarter of 2018 compared with 454,362 ounces in the third quarter of 2017 primarily due to a 11.8% lower gold grade at the LaRonde mine from the expected mining sequence and an expected decrease in the tonnes of ore processed at the Meadowbank mine as it transitions through the last full year of operations. Partially offsetting the overall decrease in gold production between the third quarter of 2018 and the third quarter of 2017 was a 7.0% increase in gold grade at the Canadian Malartic mine. Cash provided by operating activities amounted to $137.6 million in the third quarter of 2018 compared with $194.1 million in the third quarter of 2017.

        Total weighted average cash costs per ounce of gold produced amounted to $637 on a by-product basis and $690 on a co-product basis in the third quarter of 2018 compared with $546 on a by-product basis and $623 on a co-product basis in the third quarter of 2017. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Agnico Eagle reported net income of $67.0 million or $0.29 per share, in the nine months ended September 30, 2018 compared with net income of $203.3 million(i), or $0.89 per share(i), in the nine months ended September 30, 2017. Agnico Eagle reported adjusted net income of $38.0 million, or $0.16 per share, in

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

the first nine months of 2018 compared with adjusted net income of $185.4 million(i), or $0.81 per share(i), in the first nine months of 2017. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the first nine months of 2018, the operating margin (revenues from mining operations less production costs) decreased to $777.5 million from $907.2 million in the first nine months of 2017 primarily due to a 4.6% decrease in the sales volume of gold and a 13.7% increase in production costs between periods. Gold production decreased to 1,215,957 ounces in the first nine months of 2018 compared with 1,300,321 ounces in the first nine months of 2017 primarily due to a 21.4% lower gold grade at the Meadowbank mine and an expected decrease in the tonnes processed at the Lapa mine as it approaches the end of operations. Partially offsetting the overall decrease in gold production between the first nine months of 2018 and the first nine months of 2017 was a 11.0% higher gold grade at the Canadian Malartic mine. Cash provided by operating activities amounted to $465.4 million in the first nine months of 2018 compared with $600.6 million in the first nine months of 2017.

        Total weighted average cash costs per ounce of gold produced amounted to $647 on a by-product basis and $719 on a co-product basis in the first nine months of 2018 compared with $547 on a by-product basis and $622 on a co-product basis in the first nine months of 2017. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        The table below sets out variances in the key drivers of net income for the three and nine months ended September 30, 2018 compared with the three and nine months ended September 30, 2017:

(millions of United States dollars)	Three Months Ended September 30, 2018 vs. Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018 vs. Nine Months Ended September 30, 2017
Decrease in gold revenue	$(60.8)	$(36.4)
Decrease in silver revenue	(2.4)	(5.2)
Increase in net copper revenue	3.8	13.8
(Decrease) increase in net zinc revenue	(1.9)	3.9
Decrease (increase) in production costs due to effects of foreign currencies	10.7	(18.6)
Increase in production costs	(25.4)	(87.2)
Decrease (increase) in exploration and corporate development expenses	9.2	(0.4)
Increase in amortization of property, plant and mine development	(25.5)	(37.4)
Increase in general and administrative expenses	(1.4)	(7.0)
Decrease in impairment loss on equity securities	1.4	7.2
Increase in finance costs	(3.6)	(13.2)
Decrease in gain on derivative financial instruments(i)	(0.7)	(10.2)
Decrease in environmental remediation costs	0.2	0.1
Change in non-cash foreign currency translation	5.4	8.5
Decrease in income and mining taxes(i)	32.9	8.5
Other	2.7	37.3

Total net income variance(i)	$(55.4)	$(136.3)

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

Three Months Ended September 30, 2018 vs. Three Months Ended September 30, 2017

        Revenues from mining operations decreased to $518.7 million in the third quarter of 2018 compared with $580.0 million in the third quarter of 2017 primarily due to a 6.1% decrease in the realized price of gold and a 5.3% decrease in the sales volume of gold between periods.

        Production costs were $276.9 million in the third quarter of 2018, a 5.6% increase compared with $262.2 million in the third quarter of 2017 primarily due to increased underground mining costs at the LaRonde and Pinos Altos mines. This was partially offset by the impact of a weaker Canadian dollar, Euro and Mexican peso relative to the US dollar.

        Weighted average total cash costs per ounce of gold produced increased to $637 on a by-product basis and $690 on a co-product basis in the third quarter of 2018 compared with $546 on a by-product basis and $623 on a co-product basis in the third quarter of 2017 primarily due to decreased gold production as a result of lower gold grade at the Meadowbank mine. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses decreased to $40.9 million in the third quarter of 2018 compared with $50.1 million in the third quarter of 2017 primarily due to lower spending at the Amaruq project.

        Amortization of property, plant and mine development increased by $25.5 million to $143.9 million between the third quarter of 2017 and the third quarter of 2018 primarily due to the timing of inventory at the LaRonde and Pinos Altos mines and an increase in the throughput levels at the Kittila and Canadian Malartic mines.

        General and administrative expense increased to $29.4 million during the third quarter of 2018 compared with $28.0 million during the third quarter of 2017 primarily due to increased compensation and benefits expenses between periods.

        During the third quarter of 2018, there was a non-cash foreign currency translation gain of $1.1 million attributable to a strengthening of the Canadian dollar and Mexican peso relative to the US dollar at September 30, 2018 compared to June 30, 2018 on the Company's net monetary assets denominated in foreign currencies. A non-cash foreign currency translation loss of $4.3 million was recorded during the comparative third quarter of 2017.

        In the third quarter of 2018, the Company recorded income and mining taxes expense of $1.4 million on income before income and mining taxes of $18.5 million, resulting in an effective tax rate of 7.6%. In the third quarter of 2017, the Company recorded income and mining taxes expense of $34.3 million(i) on income before income and mining taxes of $106.7 million(i), resulting in an effective tax rate of 32.1%. The decrease in the effective tax rate between the third quarter of 2017 and the third quarter of 2018 is primarily due to a decrease in permanent differences.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate significantly in future periods.

Nine Months Ended September 30, 2018 vs. Nine Months Ended September 30, 2017

        Revenues from mining operations decreased to $1,653.4 million during the first nine months of 2018 compared with $1,677.4 million during the first nine months of 2017 primarily due to a 4.6% decrease in the sales volume of gold. This was partially offset by a 1.8% increase in the realized price of gold and a 30.0% increase in the sales volume of zinc between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

        Production costs were $875.9 million during the first nine months of 2018, a 13.7% increase compared with $770.2 million in the first nine months of 2017 primarily due to increased underground mining costs and timing of inventory at the LaRonde and Pinos Altos mines, increased mining and milling costs at the Canadian Malartic mine and the impact of a stronger Canadian dollar and Euro relative to the US dollar. Partially offsetting the total increase in production costs between the first nine months of 2017 and the first nine months of 2018 was lower mining costs at the Lapa mine as it approaches the end of operations.

        Weighted average total cash costs per ounce of gold produced increased to $647 on a by-product basis and $719 on a co-product basis during the first nine months of 2018 compared with $547 on a by-product basis and $622 on a co-product basis during the first nine months of 2017 primarily due to decreased gold production as a result of lower gold grades at the Meadowbank and Kittila mines. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses were $110.1 million during the first nine months of 2018 compared with $109.7 million during the first nine months of 2017 which were essentially the same.

        Amortization of property, plant and mine development increased by $37.4 million to $416.7 million between the first nine months of 2017 and the first nine months of 2018 due to the timing of inventory at the Meadowbank, Pinos Altos and Creston Mascota mines and an increase in the throughput levels at the Kittila mine.

        General and administrative expense increased to $93.5 million during the first nine months of 2018 compared with $86.5 million during the first nine months of 2017 primarily due to increased compensation and benefits expenses between periods.

        Other income increased to $36.6 million during the first nine months of 2018 compared with other expenses of $0.6 million during the first nine months of 2017 primarily due to a net gain from the sale of certain non-core properties.

        During the first nine months of 2018, there was a non-cash foreign currency translation gain of $0.7 million attributable to a weakening of the Canadian dollar and European Euro versus the US dollar at September 30, 2018 relative to December 31, 2017 on the Company's net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation loss of $7.8 million was recorded during the comparative first nine months of 2017.

        In the first nine months of 2018, the Company recorded income and mining taxes expense of $61.3 million on income before income and mining taxes of $128.2 million, resulting in an effective tax rate of 47.8%. In the first nine months of 2017, the Company recorded income and mining taxes expense of $69.8 million(i) on income before income and mining taxes of $273.1 million(i), resulting in an effective tax rate of 25.6%. The increase in the effective tax rate between the first nine months of 2017 and the first nine months of 2018 is due primarily to an increase in permanent differences and an increase in foreign exchange rate movements.

Note:

(i)
The Company has adopted IFRS 9 — Financial instruments ("IFRS 9") effective January 1, 2018 on a retrospective basis and the comparative amounts have been adjusted accordingly. For more information please see Note 3 in the Company's condensed interim consolidated financial statements.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

LaRonde mine

        At the LaRonde mine, gold production decreased by 16.1% to 88,353 ounces in the third quarter of 2018 compared with 105,345 ounces in the third quarter of 2017, primarily due to lower gold grade ore being processed from the expected mining sequence. Production costs at the LaRonde mine were $46.5 million in the third quarter of 2018, an increase of 17.1% compared with production costs of $39.7 million in the third quarter of 2017, driven primarily by slightly higher labour costs and the timing of inventory sales.

        Gold production increased by 2.5% to 262,664 ounces in the first nine months of 2018 compared with 256,347 ounces in the first nine months of 2017 at the LaRonde mine, primarily due to higher gold grade ore being processed. Production costs at the LaRonde mine were $174.4 million in the first nine months of 2018, an increase of 33.4% compared with production costs of $130.7 million in the first nine months of 2017, driven primarily by slightly higher labour costs, increased underground mining costs and the timing of inventory sales.

LaRonde Zone 5 mine

        The LaRonde Zone 5 mine achieved commercial production on June 1, 2018. In the third quarter of 2018, the LaRonde Zone 5 mine produced 3,823 ounces of gold and incurred production costs of $6.1 million. During the third quarter, ore from the LaRonde Zone 5 mine was only processed in the month of July with the remaining ore being stockpiled for processing later in 2018.

Lapa mine

        At the Lapa mine, gold production decreased by 39.2% to 10,464 ounces in the third quarter of 2018 compared with 17,169 ounces in the third quarter of 2017, primarily due to an expected decrease in the tonnes of ore being processed. During the third quarter, ore from the Lapa mine was only processed during the months of August and September. Production costs at the Lapa mine were $6.0 million in the third quarter of 2018, a decrease of 49.9% compared with production costs of $12.1 million in the third quarter of 2017 driven primarily by the expected decrease in underground mining and development costs as the mine approaches the end of operations.

        Gold production decreased by 44.8% to 26,719 ounces in the first nine months of 2018 compared with 48,410 ounces in the first nine months of 2017 at the Lapa mine, primarily due to an expected decrease in the tonnes of ore being processed. Production costs at the Lapa mine were $17.3 million in the first nine months of 2018, a 52.8% decrease compared with production costs of $36.7 million in the first nine months of 2017, driven primarily by the expected decrease in underground mining and development costs as the mine approaches the end of operations.

Goldex mine

        At the Goldex mine, gold production increased by 8.1% to 31,255 ounces in the third quarter of 2018 compared with 28,906 ounces in the third quarter of 2017, primarily due to higher gold grade ore being processed. Production costs at the Goldex mine were $19.3 million in the third quarter of 2018, an increase of 9.3% compared with production costs of $17.7 million in the third quarter of 2017, driven primarily by higher underground maintenance costs during a planned shutdown and the timing of inventory.

        Gold production decreased by 2.5% to 89,659 ounces in the first nine months of 2018 compared with 91,914 ounces in the first nine months of 2017 at the Goldex mine, primarily due to a decrease in the tonnes of ore being processed. Production costs at the Goldex mine were $58.8 million in the first nine months of 2018, an increase of 19.5% compared with production costs of $49.2 million in the first nine months of 2017, driven primarily by an increase in underground production, maintenance, contractor and consumable costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

Meadowbank mine

        At the Meadowbank mine, gold production decreased by 21.4% to 68,259 ounces in the third quarter of 2018 compared with 86,821 ounces in the third quarter of 2017, primarily due to lower gold grade and a decrease in the tonnes of ore being processed as the mine transitions through the last full year of mining at site. Production costs at the Meadowbank mine were $48.8 million in the third quarter of 2018, a decrease of 19.2% compared with production costs of $60.5 million in the third quarter of 2017, driven primarily by decreased open pit mining and maintenance costs, partially offset by increased re-handling costs.

        Gold production decreased by 29.2% to 189,333 ounces in the first nine months of 2018 compared with 267,480 ounces in the first nine months of 2017 at the Meadowbank mine, primarily due to lower gold grade and a decrease in the tonnes of ore being processed. Production costs at the Meadowbank mine were $166.8 million in the first nine months of 2018, a decrease of 1.2% compared with production costs of $168.9 million in the first nine months of 2017, driven primarily by decreased open pit mining and maintenance costs, partially offset by increased re-handling costs.

Canadian Malartic mine

        Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko on June 16, 2014 by way of a statutory plan of arrangement (the "Osisko Arrangement"). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Canadian Malartic Corporation ("CMC") and the Canadian Malartic General Partnership ("the Partnership" or "Canadian Malartic GP" or "CMGP"), which holds the Canadian Malartic mine in northwestern Quebec.

        At the Canadian Malartic mine, attributable gold production increased by 7.9% to 88,602 ounces in the third quarter of 2018 compared with 82,097 ounces in the third quarter of 2017, primarily due to higher gold grade ore being processed. Attributable production costs at the Canadian Malartic mine were $50.7 million in the third quarter of 2018, an increase of 12.7% compared with production costs of $45.0 million in the third quarter of 2017, driven primarily by an increase in fuel costs resulting from higher commodity prices, partially offset by lower re-handling costs.

        Attributable gold production increased by 11.8% to 263,868 ounces in the first nine months of 2018 compared with 235,988 ounces in the first nine months of 2017, primarily due to higher gold grade ore being processed. Attributable production costs at the Canadian Malartic mine were $148.6 million in the first nine months of 2018, an increase of 14.1% compared with production costs of $130.3 million in the first nine months of 2017, driven primarily by higher contractor costs at the mill and an increase in fuel costs resulting from higher commodity prices, partially offset by lower re-handling costs.

        On August 2, 2016, the Partnership was served with a class action lawsuit filed in the Superior Court of Quebec with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of C$20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017. On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership's application for partial dismissal of the class action. Judgment was rendered on the preliminary matters and the partial dismissal of the class action was granted, removing the period of August 2013 to June 2014 from the class period. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

        On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date that has yet to be determined. While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production and shift reductions resulting in the loss of jobs.

        On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree authorizing expansion of the Canadian Malartic mine. The Partnership is an impleaded party in the proceedings. The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits began on October 1, 2018. While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

Kittila mine

        At the Kittila mine, gold production decreased by 1.9% to 49,459 ounces in the third quarter of 2018 compared with 50,415 ounces in the third quarter of 2017, primarily due to lower gold grade ore being processed and a lower recovery rate. Production costs at the Kittila mine were $39.1 million in the third quarter of 2018, an increase of 3.6% compared with production costs of $37.8 million in the third quarter of 2017, driven primarily by higher re-handling costs.

        Gold production decreased by 6.4% to 139,626 ounces in the first nine months of 2018 compared with 149,192 ounces in the first nine months of 2017 at the Kittila mine, primarily due to lower gold grade ore being processed and a lower recovery rate. Production costs at the Kittila mine were $120.6 million in the first nine months of 2018, an increase of 9.5% compared with production costs of $110.1 million in the first nine months of 2017, driven primarily by higher contractor and mill maintenance costs during a planned shutdown, higher re-handling costs and the strengthening of the Euro relative to the US dollar.

Pinos Altos mine

        At the Pinos Altos mine, gold production decreased by 1.0% to 46,405 ounces in the third quarter of 2018 compared with 46,897 ounces in the third quarter of 2017, primarily due to a decrease in the tonnes of ore processed through the mill. Production costs at the Pinos Altos mine were $33.7 million in the third quarter of 2018, an increase of 31.8% compared with production costs of $25.6 million in the third quarter of 2017, driven primarily by higher underground mining costs and timing of inventory sales, partially offset by the weakening of the Mexican peso relative to the US dollar.

        Gold production decreased by 6.1% to 131,887 ounces in the first nine months of 2018 compared with 140,453 ounces in the first nine months of 2017 at the Pinos Altos mine, primarily due to a decrease in the tonnes of ore processed through the mill. Production costs at the Pinos Altos mine were $103.2 million in the first nine months of 2018, an increase of 32.3% compared with production costs of $78.0 million in the first nine months of 2017, driven primarily by an increase in underground mining costs and the timing of inventory sales, partially offset by the weakening of the Mexican peso relative to the US dollar.

Creston Mascota mine

        At the Creston Mascota mine, gold production decreased by 27.4% to 8,024 ounces in the third quarter of 2018 compared with 11,054 ounces in the third quarter of 2017, primarily due to lower gold grade and a decrease in the tonnes of ore processed as the mine transitions from the Creston Mascota deposit to the Bravo deposit. Production costs at the Creston Mascota mine were $8.3 million in the third quarter of 2018, an increase of

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

6.3% compared with production costs of $7.8 million in the third quarter of 2017, driven primarily by the timing of inventory sales, partially offset by a decrease in mining costs and the weakening of the Mexican peso relative to the US dollar.

        Gold production decreased by 16.4% to 28,728 ounces in the first nine months of 2018 compared with 34,372 ounces in the first nine months of 2017 at the Creston Mascota mine, primarily due to lower gold grade and a decrease in the tonnes of ore processed. Production costs at the Creston Mascota mine were $28.2 million in the first nine months of 2018, an increase of 27.2% compared with production costs of $22.2 million in the first nine months of 2017, driven primarily by the timing of inventory sales, partially offset by a decrease in mining costs and the weakening of the Mexican peso relative to the US dollar.

La India mine

        At the La India mine, gold production increased by 7.7% to 27,074 ounces in the third quarter of 2018 compared with 25,143 ounces in the third quarter of 2017, primarily due to an increase in the gold grade ore being processed and plant optimizations completed in the period. Production costs at the La India mine were $18.1 million in the third quarter of 2018, an increase of 13.0% compared with production costs of $16.0 million in the third quarter of 2017, driven primarily by the timing of inventory sales, partially offset by the weakening of the Mexican peso relative to the US dollar.

        Gold production decreased by 0.8% to 75,049 ounces in the first nine months of 2018 compared with 75,650 ounces in the first nine months of 2017, primarily due to lower heap leach recoveries, partially offset by an increase in the tonnes of ore processed and plant optimizations completed in the period. Production costs at the La India mine were $51.3 million in the first nine months of 2018, an increase of 16.4% compared with production costs of $44.1 million in the first nine months of 2017, driven primarily by increased heap leach costs resulting from a higher consumption of reagents and general materials to facilitate a higher amount of ore processed, partially offset by the weakening of the Mexican peso relative to the US dollar.

Liquidity and Capital Resources

        As at September 30, 2018, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $533.8 million compared with $644.3 million at December 31, 2017. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) decreased to $896.4 million at September 30, 2018 compared with $1,127.7 million at December 31, 2017.

Operating Activities

        Cash provided by operating activities decreased to $137.6 million in the third quarter of 2018 compared with $194.1 million in the third quarter of 2017 primarily due to a 5.3% decrease in payable gold ounces sold and lower realized gold prices, partially offset by more favourable working capital changes between periods.

        Cash provided by operating activities decreased to $465.4 million in the first nine months of 2018 compared with $600.6 million in the first nine months of 2017 primarily due to a 4.6% decrease in the sales volume of gold and a 13.7% increase in production costs between periods.

Investing Activities

        Cash used in investing activities increased to $311.9 million in the third quarter of 2018 compared with $265.6 million in the third quarter of 2017 primarily due to a $53.6 million increase in capital expenditures

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

between periods. The increase in capital expenditures between periods is mainly attributable to construction expenditures incurred in the third quarter of 2018 related to the Meliadine project.

        In the third quarter of 2018, the Company purchased $1.1 million in equity securities compared with $7.0 million in the third quarter of 2017. The Company's equity securities consist primarily of investments in common shares of entities in the mining industry.

        Cash used in investing activities increased to $868.0 million in the first nine months of 2018 compared with $622.7 million in the first nine months of 2017 primarily due to an asset acquisition for $162.5 million and a $169.0 million increase in capital expenditures between periods, partially offset by a $35.1 million increase in proceeds from the sale of property, plant and mine development. The increase in capital expenditures between periods is mainly attributable to construction expenditures incurred in the first nine months of 2018 related to the Meliadine project.

        In the first nine months of 2018, the Company purchased $8.7 million in equity securities and other investments compared with $43.4 million in the first nine months of 2017. In the first nine months of 2018, the Company received net proceeds of $16.4 million from the sale of equity securities compared with $0.3 million in the first nine months of 2017.

        On June 11, 2018, the Company closed a transaction with a subsidiary of Newmont Mining Corp ("Newmont"), whereby Newmont purchased Agnico Eagle's 51% interest in the West Pequop Joint Venture, and the Company's 100% interest in the Summit and PQX properties in northeastern Nevada (collectively, the "Nevada Properties"). Under the purchase and sale agreement, the Company received a cash payment of $35.0 million and was granted a 0.8% net smelter return ("NSR") royalty on the Nevada Properties held by the West Pequop Joint Venture and a 1.6% NSR on the Summit and PQX properties.

        On March 28, 2018, the Company acquired 100% of the Canadian exploration assets of CMC, including the Kirkland Lake and Hammond Reef Gold projects (the "Transaction") by way of an asset purchase agreement (the "Agreement") dated December 21, 2017. On the closing of the transactions relating to the Agreement, Agnico had acquired all of Yamana's indirect 50% interest in the Canadian exploration assets of CMC, giving Agnico Eagle 100% ownership of CMC's interest in the assets on closing of the Transaction. Pursuant to the Agreement, the effective consideration for the exploration assets after the distribution of the sale proceeds by CMC to its shareholders totaled $162.5 million in cash paid on closing. The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $2.9 million were capitalized to the mining properties acquired.

        On February 15, 2018, the Company completed the purchase of 1,740,500 units ("Units") of Orla Mining Ltd. ("Orla") at a price of C$1.75 per Unit for total cash consideration of C$3.0 million. Each Unit is comprised of one common share of Orla (a "Common Share") and one-half of one common share purchase warrant of Orla (each full common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one Common Share at a price of C$2.35 prior to February 15, 2021. Upon closing of the transaction, the Company held 17,613,835 Common Shares and 870,250 Warrants, representing approximately 9.86% of the issued and outstanding Common Shares on a non-diluted basis and approximately 10.30% of the issued and outstanding Common Shares on a partially-diluted basis assuming exercise of the Warrants held by the Company.

Financing Activities

        Cash used in financing activities was $14.0 million in the third quarter of 2018 compared with cash used in financing activities of $12.1 million in the third quarter of 2017 primarily due to a $3.5 million increase in dividend payments between periods.

        Cash provided by financing activities decreased to $292.2 million in the first nine months of 2018 compared with $339.3 million in the first nine months of 2017 primarily due to a $220.1 million decrease in net proceeds

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

from the issuance of common shares, partially offset by a $130.4 million decrease in the net repayment of long-term debt and a $50.0 million increase in notes issuances between periods.

        The Company issued common shares for net proceeds of $8.1 million in the third quarter of 2018 and $6.9 million in the third quarter of 2017 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares amounted to $36.7 million in the first nine months of 2018 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares amounted to $256.8 million in the first nine months of 2017 attributable to an equity issuance directly to one institutional investor, employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

        On July 25, 2018, Agnico Eagle declared a quarterly cash dividend of $0.11 per common share paid on September 14, 2018 to holders of record of the common shares of the Company on August 31, 2018. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2018, the Company paid dividends of $21.1 million, an increase of $3.5 million compared to $17.6 million paid in the third quarter of 2017. In the first nine months of 2018, the Company paid dividends of $63.1 million, an increase of $7.4 million compared to $55.8 million paid in the first nine months of 2017. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On April 5, 2018, the Company closed a note purchase agreement with certain institutional investors, providing for the issuance of guaranteed senior unsecured notes consisting of $45.0 million 4.38% Series A senior notes due 2028, $55.0 million 4.48% Series B senior notes due 2030 and $250.0 million 4.63% Series C senior notes due 2033 (collectively, the "2018 Notes"). Upon issuance, the 2018 Notes had a weighted average maturity of 13.9 years and weighted average yield of 4.57%.

        On October 25, 2017, the Company amended its $1.2 billion Credit Facility (the "Credit Facility") to extend the maturity date from June 22, 2021 to June 22, 2022. As at September 30, 2018, the Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit. As at September 30, 2018, $1,200.0 million was available for future drawdown under the Credit Facility.

        On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at September 30, 2018, total letters of credit outstanding under the Third LC Facility amounted to $39.8 million.

        On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at September 30, 2018, total letters of credit outstanding under the Second LC Facility amounted to $96.3 million.

        On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at September 30, 2018, $192.2 million had been drawn under the First LC Facility.

        Agnico Eagle's indirect attributable interest in the finance lease obligations of Canadian Malartic GP include secured finance lease obligations provided in separate tranches with remaining maturities up to 2019 and an average effective annual interest rate of 4.3%. As at September 30, 2018, the Company's attributable finance lease obligations were $2.2 million.

        The Company was in compliance with all covenants contained in the Credit Facility, 2018 Notes, 2017 Notes, 2016 Notes, 2015 Note, 2012 Notes, 2010 Notes, First LC Facility, Second LC Facility, and the Third LC Facility as at September 30, 2018.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have an impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Weak economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The volatility of global stock markets impacts the valuation of the Company's equity securities.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

        ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.

        DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

        Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

        There have been no significant changes in the Company's internal control over financial reporting in the third quarter of 2018 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS. Beginning in 2016, the Company began to exclude stock based compensation expense from the calculation of adjusted net income. Stock option expense for the three months ended September 30, 2018 was $3.9 million (three months ended September 30, 2017 — $3.7 million). Stock option expense for the nine months ended September 30, 2018 was $15.5 million (nine months ended September 30, 2017 — $15.1 million).

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2018	2017(i)	2018	2017(i)
Net income for the period	$17,053	$72,469	$66,955	$203,295
Impairment loss on equity securities	—	1,432	—	7,246
Foreign currency translation (gain) loss	(1,056)	4,322	(666)	7,821
Gain on derivative financial instruments	(8,143)	(8,830)	(5,009)	(15,207)
Income and mining taxes adjustments(ii)	(7,724)	(4,295)	124	(27,022)
Other(iii)	1,051	1,422	(23,368)	9,256

Adjusted net income for the period	$1,181	$66,520	$38,036	$185,389

Net income per share — basic	$0.07	$0.31	$0.29	$0.89
Net income per share — diluted	$0.07	$0.31	$0.29	$0.88
Adjusted net income per share — basic	$0.01	$0.29	$0.16	$0.81
Adjusted net income per share — diluted	$0.01	$0.28	$0.16	$0.80

Notes:

(i)
The Company has adopted IFRS 9 effective January 1, 2018 on a retrospective basis and the comparative amounts above have been adjusted accordingly. For more information please see Note 3 in the Company's condensed interim consolidated financial statements.

(ii)
Income and mining tax adjustments reflect foreign currency translation recorded to the income and mining taxes expense, recognition of previously unrecognized capital losses, the result of income and mining tax audits, impact of tax law changes and reflective adjustments to prior period operating results.

(iii)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets and other non-recurring items.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces and (iv) it is a method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
LaRonde mine	$46,519	$39,726	$174,363	$130,732
LaRonde Zone 5 mine	6,144	—	6,665	—
Lapa mine	6,044	12,064	17,329	36,713
Goldex mine	19,299	17,659	58,826	49,230
Meadowbank mine	48,844	60,484	166,817	168,859
Canadian Malartic mine(i)	50,736	45,020	148,613	130,273
Kittila mine	39,142	37,787	120,617	110,126
Pinos Altos mine	33,714	25,582	103,156	77,974
Creston Mascota mine	8,327	7,836	28,204	22,175
La India mine	18,093	16,015	51,293	44,071

Production costs per the condensed interim consolidated statements of income	$276,862	$262,173	$875,883	$770,153

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		88,353		105,345		262,664		256,347
Production costs	$46,519	$527	$39,726	$377	$174,363	$664	$130,732	$510
Inventory and other adjustments(iv)	8,724	98	13,462	128	(9,143)	(35)	24,141	94

Cash operating costs (co-product basis)	$55,243	$625	$53,188	$505	$165,220	$629	$154,873	$604
By-product metal revenues	(9,871)	(111)	(18,636)	(177)	(48,083)	(183)	(48,948)	(191)

Cash operating costs (by-product basis)	$45,372	$514	$34,552	$328	$117,137	$446	$105,925	$413

LaRonde Mine Per Tonne(iii)	Three Months Ended September 30, 2018				Three Months Ended September 30, 2017				Nine Months Ended September 30, 2018				Nine Months Ended September 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				555				582				1,593				1,661
Production costs		$46,519		$84		$39,726		$68		$174,363		$109		$130,732		$79
Production costs (C$)	C$	60,780	C$	110	C$	54,305	C$	93	C$	222,803	C$	140	C$	175,103	C$	105
Inventory and other adjustments (C$)(v)		5,958		10		4,405		8		(31,362)		(20)		2,846		2

Minesite operating costs (C$)	C$	66,738	C$	120	C$	58,710	C$	101	C$	191,441	C$	120	C$	177,949	C$	107

LaRonde Zone 5 Mine Per Ounce of Gold Produced(ii)(vi)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		3,823		—		8,424		—
Production costs	$6,144	$1,607	$—	$—	$6,665	$791	$—	$—
Inventory and other adjustments(iv)	(2,709)	(708)	—	—	432	52	—	—

Cash operating costs (co-product basis)	$3,435	$899	$—	$—	$7,097	$843	$—	$—
By-product metal revenues	(7)	(2)	—	—	(7)	(1)	—	—

Cash operating costs (by-product basis)	$3,428	$897	$—	$—	$7,090	$842	$—	$—

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

LaRonde Zone 5 Mine Per Tonne(iii)(vii)	Three Months Ended September 30, 2018				Three Months Ended September 30, 2017				Nine Months Ended September 30, 2018				Nine Months Ended September 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				54				—				110				—
Production costs		$6,144		$114		$—		$—		$6,665		$61		$—		$—
Production costs (C$)	C$	8,001	C$	148	C$	—	C$	—	C$	8,682	C$	79	C$	—	C$	—
Inventory and other adjustments (C$)(v)		(3,427)		(63)		—		—		675		6		—		—

Minesite operating costs (C$)	C$	4,574	C$	85	C$	—	C$	—	C$	9,357	C$	85	C$	—	C$	—

Lapa Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		10,464		17,169		26,719		48,410
Production costs	$6,044	$578	$12,064	$703	$17,329	$649	$36,713	$758
Inventory and other adjustments(iv)	5,066	484	57	3	7,160	268	(83)	(1)

Cash operating costs (co-product basis)	$11,110	$1,062	$12,121	$706	$24,489	$917	$36,630	$757
By-product metal revenues	(4)	(1)	(5)	—	(13)	(1)	(99)	(2)

Cash operating costs (by-product basis)	$11,106	$1,061	$12,116	$706	$24,476	$916	$36,531	$755

Lapa Mine Per Tonne(iii)	Three Months Ended September 30, 2018				Three Months Ended September 30, 2017				Nine Months Ended September 30, 2018				Nine Months Ended September 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				116				134				242				398
Production costs		$6,044		$52		$12,064		$90		$17,329		$72		$36,713		$92
Production costs (C$)	C$	7,771	C$	67	C$	15,288	C$	113	C$	22,166	C$	92	C$	48,337	C$	121
Inventory and other adjustments (C$)(v)		6,535		56		(51)		—		9,196		38		(527)		(1)

Minesite operating costs (C$)	C$	14,306	C$	123	C$	15,237	C$	113	C$	31,362	C$	130	C$	47,810	C$	120

Goldex Mine Per Ounce of Gold Produced(ii)(viii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		31,255		28,906		89,659		83,873
Production costs	$19,299	$617	$17,659	$611	$58,826	$656	$49,230	$587
Inventory and other adjustments(iv)	(187)	(6)	(381)	(13)	(163)	(2)	(940)	(11)

Cash operating costs (co-product basis)	$19,112	$611	$17,278	$598	$58,663	$654	$48,290	$576
By-product metal revenues	(5)	—	(6)	—	(19)	—	(21)	—

Cash operating costs (by-product basis)	$19,107	$611	$17,272	$598	$58,644	$654	$48,269	$576

Goldex Mine Per Tonne(iii)(ix)	Three Months Ended September 30, 2018				Three Months Ended September 30, 2017				Nine Months Ended September 30, 2018				Nine Months Ended September 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				616				657				1,914				1,803
Production costs		$19,299		$31		$17,659		$27		$58,826		$31		$49,230		$27
Production costs (C$)	C$	25,157	C$	41	C$	22,231	C$	34	C$	75,712	C$	40	C$	64,356	C$	36
Inventory and other adjustments (C$)(v)		(99)		—		427		—		225		—		(257)		—

Minesite operating costs (C$)	C$	25,058	C$	41	C$	22,658	C$	34	C$	75,937	C$	40	C$	64,099	C$	36

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

Meadowbank Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		68,259		86,821		189,333		267,480
Production costs	$48,844	$716	$60,484	$697	$166,817	$881	$168,859	$631
Inventory and other adjustments(iv)	(945)	(14)	(2,199)	(26)	(5,592)	(29)	(4,622)	(17)

Cash operating costs (co-product basis)	$47,899	$702	$58,285	$671	$161,225	$852	$164,237	$614
By-product metal revenues	(514)	(8)	(919)	(10)	(2,314)	(13)	(3,284)	(12)

Cash operating costs (by-product basis)	$47,385	$694	$57,366	$661	$158,911	$839	$160,953	$602

Meadowbank Mine Per Tonne(iii)	Three Months Ended September 30, 2018				Three Months Ended September 30, 2017				Nine Months Ended September 30, 2018				Nine Months Ended September 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				888				939				2,562				2,861
Production costs		$48,844		$55		$60,484		$64		$166,817		$65		$168,859		$59
Production costs (C$)	C$	64,489	C$	73	C$	77,233	C$	82	C$	214,629	C$	84	C$	221,168	C$	77
Inventory and other adjustments (C$)(v)		474		—		9		—		(5,153)		(2)		(2,885)		(1)

Minesite operating costs (C$)	C$	64,963	C$	73	C$	77,242	C$	82	C$	209,476	C$	82	C$	218,283	C$	76

Canadian Malartic Mine(i) Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		88,602		82,097		263,868		235,988
Production costs	$50,736	$573	$45,020	$548	$148,613	$563	$130,273	$552
Inventory and other adjustments(iv)	1,632	18	3,624	44	3,846	15	5,513	23

Cash operating costs (co-product basis)	$52,368	$591	$48,644	$592	$152,459	$578	$135,786	$575
By-product metal revenues	(1,652)	(19)	(1,300)	(15)	(5,198)	(20)	(4,166)	(17)

Cash operating costs (by-product basis)	$50,716	$572	$47,344	$577	$147,261	$558	$131,620	$558

Canadian Malartic Mine(i) Per Tonne(iii)	Three Months Ended September 30, 2018				Three Months Ended September 30, 2017				Nine Months Ended September 30, 2018				Nine Months Ended September 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,557				2,528				7,700				7,564
Production costs		$50,736		$20		$45,020		$18		$148,613		$19		$130,273		$17
Production costs (C$)	C$	65,891	C$	26	C$	56,303	C$	22	C$	191,194	C$	25	C$	170,167	C$	22
Inventory and other adjustments (C$)(v)		2,134		—		3,787		2		5,212		—		5,658		1

Minesite operating costs (C$)	C$	68,025	C$	26	C$	60,090	C$	24	C$	196,406	C$	25	C$	175,825	C$	23

Kittila Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		49,459		50,415		139,626		149,192
Production costs	$39,142	$791	$37,787	$750	$120,617	$864	$110,126	$738
Inventory and other adjustments(iv)	1,117	23	264	5	1,910	14	322	2

Cash operating costs (co-product basis)	$40,259	$814	$38,051	$755	$122,527	$878	$110,448	$740
By-product metal revenues	(44)	(1)	(69)	(2)	(154)	(2)	(153)	(1)

Cash operating costs (by-product basis)	$40,215	$813	$37,982	$753	$122,373	$876	$110,295	$739

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

Kittila Mine Per Tonne(iii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		474		429		1,365		1,291
Production costs	$39,142	$83	$37,787	$88	$120,617	$88	$110,126	$85
Production costs (€)	€33,643	€71	€32,734	€76	€101,480	€74	€98,586	€76
Inventory and other adjustments (€)(v)	526	1	287	1	955	1	65	—

Minesite operating costs (€)	€34,169	€72	€33,021	€77	€102,435	€75	€98,651	€76

Pinos Altos Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		46,405		46,897		131,887		140,453
Production costs	$33,714	$727	$25,582	$545	$103,156	$782	$77,974	$555
Inventory and other adjustments(iv)	(28)	(1)	3,986	85	(2,335)	(18)	7,189	51

Cash operating costs (co-product basis)	$33,686	$726	$29,568	$630	$100,821	$764	$85,163	$606
By-product metal revenues	(8,969)	(193)	(11,937)	(254)	(27,019)	(204)	(33,295)	(237)

Cash operating costs (by-product basis)	$24,717	$533	$17,631	$376	$73,802	$560	$51,868	$369

Pinos Altos Mine Per Tonne(iii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		508		587		1,630		1,760
Production costs	$33,714	$66	$25,582	$44	$103,156	$63	$77,974	$44
Inventory and other adjustments(v)	(104)	—	4,285	7	(2,575)	(1)	7,056	4

Minesite operating costs	$33,610	$66	$29,867	$51	$100,581	$62	$85,030	$48

Creston Mascota Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		8,024		11,054		28,728		34,372
Production costs	$8,327	$1,038	$7,836	$709	$28,204	$982	$22,175	$645
Inventory and other adjustments(iv)	447	55	88	8	730	25	523	15

Cash operating costs (co-product basis)	$8,774	$1,093	$7,924	$717	$28,934	$1,007	$22,698	$660
By-product metal revenues	(784)	(97)	(937)	(85)	(3,581)	(125)	(3,167)	(92)

Cash operating costs (by-product basis)	$7,990	$996	$6,987	$632	$25,353	$882	$19,531	$568

Creston Mascota Mine Per Tonne(iii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		309		518		1,039		1,638
Production costs	$8,327	$27	$7,836	$15	$28,204	$27	$22,175	$14
Inventory and other adjustments(v)	262	1	22	—	372	—	305	—

Minesite operating costs	$8,589	$28	$7,858	$15	$28,576	$27	$22,480	$14

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

La India Mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		27,074		25,143		75,049		75,650
Production costs	$18,093	$668	$16,015	$637	$51,293	$683	$44,071	$583
Inventory and other adjustments(iv)	1,061	39	1,528	61	1,842	25	1,901	25

Cash operating costs (co-product basis)	$19,154	$707	$17,543	$698	$53,135	$708	$45,972	$608
By-product metal revenues	(606)	(22)	(1,022)	(41)	(1,982)	(26)	(4,569)	(61)

Cash operating costs (by-product basis)	$18,548	$685	$16,521	$657	$51,153	$682	$41,403	$547

La India Mine Per Tonne(iii)	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,426		1,542		4,677		4,273
Production costs	$18,093	$13	$16,015	$10	$51,293	$11	$44,071	$10
Inventory and other adjustments(v)	816	—	1,097	1	1,129	—	779	—

Minesite operating costs	$18,909	$13	$17,112	$11	$52,422	$11	$44,850	$10

Notes:

(i)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustment reflects production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi)
The LaRonde Zone 5 mine's per ounce of gold production calculations exclude 515 ounces for the three and nine months ended September 30, 2017 of payable gold production and the associated costs which were produced prior to the achievement of commercial production on June 1, 2018.

(vii)
The LaRonde Zone 5 mine's per tonne calculations exclude 7,709 tonnes for the three and nine months ended September 30, 2017 and the associated costs which were processed prior to the achievement of commercial production on June 1, 2018.

(viii)
The Goldex mine's data presented on a per ounce of gold produced basis for the nine months ended September 30, 2017 excludes 8,041 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(ix)
The Goldex mine's data presented on a per tonne basis for the nine months ended September 30, 2017 excludes 175,514 tonnes processed and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        All-in sustaining costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and nine months ended September 30, 2018 and September 30, 2017 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2018

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$276,862	$262,173	$875,883	$770,153

Adjusted gold production (ounces)(i)(ii)	421,718	453,847	1,215,957	1,291,765

Production costs per ounce of adjusted gold production(i)(ii)	$657	$578	$720	$596
Adjustments:
Inventory and other adjustments(iii)	33	45	(1)	26

Total cash costs per ounce of gold produced (co-product basis)(iv)	$690	$623	$719	$622
By-product metal revenues	(53)	(77)	(72)	(75)

Total cash costs per ounce of gold produced (by-product basis)(iv)	$637	$546	$647	$547

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	139	178	157	155
General and administrative expenses (including stock options)	70	62	77	67
Non-cash reclamation provision and other	2	3	4	3

All-in sustaining costs per ounce of gold produced (by-product basis)	$848	$789	$885	$772

By-product metal revenues	53	77	72	75

All-in sustaining costs per ounce of gold produced (co-product basis)	$901	$866	$957	$847

Notes:

(i)
Adjusted gold production for the nine months ended September 30, 2017 excludes 8,041 ounces of payable gold production at the Goldex mine's Deep 1 Zone which were produced prior to the achievement of commercial production.

(ii)
Adjusted gold production for the three and nine months ended September 30, 2017 exclude 515 ounces of payable gold production at the LaRonde Zone 5 mine which were produced prior to the achievement of commercial production on June 1, 2018.

(iii)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(iv)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017(i)	2018	2017(i)
Operating margin(ii) by mine:
Northern Business
LaRonde mine	$65,405	$100,550	$229,682	$225,314
LaRonde Zone 5 mine	2,402	—	2,736	—
Lapa mine	1,467	9,825	8,059	24,219
Goldex mine	17,837	18,274	54,575	55,118
Meadowbank mine	32,816	55,324	84,010	175,465
Canadian Malartic mine(iii)	58,478	56,702	188,419	159,525
Kittila mine	19,115	25,662	57,736	77,244
Southern Business
Pinos Altos mine	29,072	29,445	95,911	112,616
Creston Mascota mine	1,660	6,993	12,609	23,164
La India mine	13,569	15,060	43,780	54,532

Total operating margin(ii)	241,821	317,835	777,517	907,197
Amortization of property, plant and mine development	143,859	118,312	416,698	379,261
Exploration, corporate and other	79,502	92,776	232,598	254,862

Income before income and mining taxes	18,460	106,747	128,221	273,074
Income and mining taxes expense	1,407	34,278	61,266	69,779

Net income for the period	$17,053	$72,469	$66,955	$203,295

Net income per share — basic (US$)	$0.07	$0.31	$0.29	$0.89
Net income per share — diluted (US$)	$0.07	$0.31	$0.29	$0.88
Cash flows:
Cash provided by operating activities	$137,573	$194,066	$465,366	$600,627
Cash used in investing activities	$(311,870)	$(265,617)	$(867,992)	$(622,748)
Cash (used in) provided by financing activities	$(13,952)	$(12,139)	$292,198	$339,268
Realized prices (US$):
Gold (per ounce)	$1,204	$1,282	$1,277	$1,255
Silver (per ounce)	$14.20	$16.92	$15.82	$17.20
Zinc (per tonne)	$2,615	$2,780	$3,167	$2,736
Copper (per tonne)	$5,900	$6,412	$6,661	$6,158

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Payable production(iv):
Gold (ounces):
Northern Business
LaRonde mine	88,353	105,345	262,664	256,347
LaRonde Zone 5 mine	3,823	515	8,424	515
Lapa mine	10,464	17,169	26,719	48,410
Goldex mine	31,255	28,906	89,659	91,914
Meadowbank mine	68,259	86,821	189,333	267,480
Canadian Malartic mine(iii)	88,602	82,097	263,868	235,988
Kittila mine	49,459	50,415	139,626	149,192
Southern Business
Pinos Altos mine	46,405	46,897	131,887	140,453
Creston Mascota mine	8,024	11,054	28,728	34,372
La India mine	27,074	25,143	75,049	75,650

Total gold (ounces)	421,718	454,362	1,215,957	1,300,321

Silver (thousands of ounces):
Northern Business
LaRonde mine	234	285	835	894
LaRonde Zone 5 mine	1	—	1	—
Lapa mine	—	1	1	3
Goldex mine	—	—	1	1
Meadowbank mine	35	72	143	208
Canadian Malartic mine(iii)	110	80	333	253
Kittila mine	3	4	9	10
Southern Business
Pinos Altos mine	658	695	1,737	1,923
Creston Mascota mine	59	71	227	197
La India mine	44	60	126	262

Total silver (thousands of ounces)	1,144	1,268	3,413	3,751

Zinc (tonnes)	872	1,771	4,696	4,500
Copper (tonnes)	1,026	1,056	3,279	3,235

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	86,292	103,483	282,985	261,645
LaRonde Zone 5 mine	7,155	—	7,838	—
Lapa mine	6,335	16,843	20,234	48,120
Goldex mine	30,884	28,026	88,873	91,403
Meadowbank mine	67,153	89,923	194,404	272,516
Canadian Malartic mine(iii)(v)	84,303	74,040	246,268	215,280
Kittila mine	48,340	49,513	139,878	149,623
Southern Business
Pinos Altos mine	44,714	35,704	134,727	128,676
Creston Mascota mine	7,795	10,763	29,183	33,803
La India mine	26,005	23,781	73,397	75,712

Total gold (ounces)	408,976	432,076	1,217,787	1,276,778

Silver (thousands of ounces):
Northern Business
LaRonde mine	225	296	836	903
LaRonde Zone 5 mine	1	—	1	—
Lapa mine	—	—	1	6
Goldex mine	—	—	1	1
Meadowbank mine	35	54	144	190
Canadian Malartic mine(iii)(v)	110	85	304	239
Kittila mine	3	4	9	9
Southern Business
Pinos Altos mine	659	550	1,798	1,742
Creston Mascota mine	59	63	226	183
La India mine	37	51	125	266

Total silver (thousands of ounces):	1,129	1,103	3,445	3,539

Zinc (tonnes)	1,118	1,314	6,627	5,095
Copper (tonnes)	1,036	1,157	3,269	3,271

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Total cash costs per ounce of gold produced — co-product basis (US$)(vi):
Northern Business
LaRonde mine	$625	$505	$629	$604
LaRonde Zone 5 mine(vii)	899	—	843	—
Lapa mine	1,062	706	917	757
Goldex mine(viii)	611	598	654	576
Meadowbank mine	702	671	852	614
Canadian Malartic mine(iii)	591	592	578	575
Kittila mine	814	755	878	740
Southern Business
Pinos Altos mine	726	630	764	606
Creston Mascota mine	1,093	717	1,007	660
La India mine	707	698	708	608

Weighted average total cash costs per ounce of gold produced	$690	$623	$719	$622

Total cash costs per ounce of gold produced — by-product basis (US$)(vi):
Northern Business
LaRonde mine	$514	$328	$446	$413
LaRonde Zone 5 mine(vii)	897	—	842	—
Lapa mine	1,061	706	916	755
Goldex mine(viii)	611	598	654	576
Meadowbank mine	694	661	839	602
Canadian Malartic mine(iii)	572	577	558	558
Kittila mine	813	753	876	739
Southern Business
Pinos Altos mine	533	376	560	369
Creston Mascota mine	996	632	882	568
La India mine	685	657	682	547

Weighted average total cash costs per ounce of gold produced	$637	$546	$647	$547

Notes:

(i)
The Company has adopted IFRS 9 effective January 1, 2018 on a retrospective basis and the comparative amounts have been adjusted accordingly. For more information please see Note 3 in the Company's condensed interim consolidated financial statements.

(ii)
Operating margin is calculated as revenues from mining operations less production costs.

(iii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iv)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(vi)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

  interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)
The LaRonde Zone mine's data presented on a per ounce of gold produced basis for the three and nine months ended September 30, 2017 excludes 515 ounces of payable gold production and the associated costs which were produced prior to the achievement of commercial production.

(viii)
The Goldex mine's data presented on a per ounce of gold produced basis for the nine months ended September 30, 2017 excludes 8,041 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended
	December 31, 2016	March 31, 2017	June 30, 2017(i)	September 30, 2017(i)	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018
Operating margin(ii):
Revenues from mining operations	$499,210	$547,459	$549,883	$580,008	$565,254	$578,435	$556,282	$518,683
Production costs	255,112	240,339	267,641	262,173	287,689	295,326	303,695	276,862

Total operating margin(ii)	244,098	307,120	282,242	317,835	277,565	283,109	252,587	241,821
Operating margin(ii) by mine:
Northern Business
LaRonde mine	44,058	70,702	54,062	100,550	73,686	89,760	74,517	65,405
LaRonde Zone 5 mine	—	—	—	—	—	—	334	2,402
Lapa mine	3,762	6,205	8,189	9,825	1,567	289	6,303	1,467
Goldex mine	13,506	20,854	15,990	18,274	13,532	18,052	18,686	17,837
Meadowbank mine	50,807	57,473	62,668	55,324	49,196	30,193	21,001	32,816
Canadian Malartic mine(iii)	40,430	51,586	51,237	56,702	56,348	62,261	67,680	58,478
Kittila mine	27,596	29,841	21,741	25,662	23,245	23,309	15,312	19,115
Southern Business
Pinos Altos mine	34,909	42,033	41,138	29,445	36,563	37,219	29,620	29,072
Creston Mascota mine	6,470	8,057	8,114	6,993	9,144	7,636	3,313	1,660
La India mine	22,560	20,369	19,103	15,060	14,284	14,390	15,821	13,569

Total operating margin(ii)	244,098	307,120	282,242	317,835	277,565	283,109	252,587	241,821
Impairment reversal	(120,161)	—	—	—	—	—	—	—
Amortization of property, plant and mine development	151,399	132,509	128,440	118,312	129,478	134,370	138,469	143,859
Exploration, corporate and other	97,447	71,964	90,122	92,776	85,113	79,386	73,710	79,502

Income before income and mining taxes	115,413	102,647	63,680	106,747	62,974	69,353	40,408	18,460
Income and mining taxes expense	52,759	26,697	8,804	34,278	27,876	24,423	35,436	1,407

Net income for the period	$62,654	$75,950	$54,876	$72,469	$35,098	$44,930	$4,972	$17,053

Net income per share — basic (US$)	$0.28	$0.33	$0.24	$0.31	$0.15	$0.19	$0.02	$0.07
Net income per share — diluted (US$)	$0.28	$0.33	$0.23	$0.31	$0.15	$0.19	$0.02	$0.07
Cash flows:
Cash provided by operating activities	$120,601	$222,611	$183,950	$194,066	$166,930	$207,706	$120,087	$137,573
Cash used in investing activities	$(180,543)	$(153,687)	$(203,444)	$(265,617)	$(377,304)	$(354,717)	$(201,405)	$(311,870)
Cash (used in) provided by financing activities	$(19,360)	$181,571	$169,836	$(12,139)	$(10,101)	$(34,348)	$340,498	$(13,952)

Notes:

(i)
The Company has adopted IFRS 9 effective January 1, 2018 on a retrospective basis and the comparative amounts have been adjusted accordingly. For more information please see Note 3 in the Company's condensed interim consolidated financial statements.

(ii)
Operating margin is calculated as revenues from mining operations less production costs.

(iii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at September 30, 2018	As at December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$520,255	$632,978
Short-term investments	13,183	10,919
Restricted cash	411	422
Trade receivables (note 6)	8,626	12,000
Inventories (note 7)	491,900	500,976
Income taxes recoverable	36,349	13,598
Equity securities (notes 6 and 8)	76,163	122,775
Fair value of derivative financial instruments (notes 6 and 15)	4,263	17,240
Other current assets	206,527	150,626

Total current assets	1,357,677	1,461,534
Non-current assets:
Restricted cash	—	801
Goodwill	696,809	696,809
Property, plant and mine development (note 9)	6,173,019	5,626,552
Other assets	128,334	79,905

Total assets	$8,355,839	$7,865,601

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$407,179	$290,722
Reclamation provision	4,611	10,038
Interest payable	34,295	12,894
Income taxes payable	11,856	16,755
Finance lease obligations	2,740	3,412
Fair value of derivative financial instruments (notes 6 and 15)	623	—

Total current liabilities	461,304	333,821

Non-current liabilities:
Long-term debt (note 10)	1,721,549	1,371,851
Reclamation provision	359,089	345,268
Deferred income and mining tax liabilities	818,420	827,341
Other liabilities	46,622	40,329

Total liabilities	3,406,984	2,918,610

EQUITY
Common shares (note 11):
Outstanding — 234,550,171 common shares issued, less 697,328 shares held in trust	5,343,703	5,288,432
Stock options (notes 11 and 12)	195,093	186,754
Contributed surplus	37,254	37,254
Deficit	(569,795)	(595,797)
Other reserves (note 13)	(57,400)	30,348

Total equity	4,948,855	4,946,991

Total liabilities and equity	$8,355,839	$7,865,601

Commitments and contingencies (note 18)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017 Restated (note 3)	2018	2017 Restated (note 3)
REVENUES
Revenues from mining operations (note 14)	$518,683	$580,008	$1,653,400	$1,677,350
COSTS, EXPENSES AND OTHER INCOME
Production(i)	276,862	262,173	875,883	770,153
Exploration and corporate development	40,939	50,106	110,098	109,742
Amortization of property, plant and mine development	143,859	118,312	416,698	379,261
General and administrative	29,404	27,986	93,512	86,494
Impairment loss on equity securities	—	1,432	—	7,246
Finance costs	23,914	20,298	71,023	57,839
Gain on derivative financial instruments (note 15)	(8,143)	(8,830)	(5,009)	(15,207)
Environmental remediation	20	188	253	326
Foreign currency translation (gain) loss	(1,056)	4,322	(666)	7,821
Other (income) expenses (note 16)	(5,576)	(2,726)	(36,613)	601

Income before income and mining taxes	18,460	106,747	128,221	273,074
Income and mining taxes expense	1,407	34,278	61,266	69,779

Net income for the period	$17,053	$72,469	$66,955	$203,295

Net income per share — basic (note 11)	$0.07	$0.31	$0.29	$0.89

Net income per share — diluted (note 11)	$0.07	$0.31	$0.29	$0.88

Cash dividends declared per common share	$0.11	$0.10	$0.33	$0.30

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017 Restated (note 3)	2018	2017 Restated (note 3)
Net income for the period	$17,053	$72,469	$66,955	$203,295
Other comprehensive income (loss):
Items that may be subsequently reclassified to net income:
Equity securities (note 8):
Unrealized change in fair value of equity securities	—	(11,559)	—	(12,024)
Reclassification to impairment loss on equity securities	—	1,432	—	7,246
Reclassification to gain on sale of equity securities	—	(89)	—	(168)
Derivative financial instruments (note 15):
Unrealized change in fair value of cash flow hedges	1,001	10,034	(6,206)	12,345
Unrealized change in fair value of cost of hedging	(1,036)	(1,745)	(2,861)	6,333
Income tax impact of reclassification items	—	(179)	—	(945)
Income tax impact of other comprehensive income (loss) items	—	436	—	(879)

	(35)	(1,670)	(9,067)	11,908

Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement losses of pension benefit obligations	(352)	(80)	(1,050)	(232)
Income tax impact	132	21	395	60
Equity securities (note 8):
Net change in fair value of equity securities at FVOCI	1,559	—	(38,769)	—

	1,339	(59)	(39,424)	(172)

Other comprehensive income (loss) for the period	1,304	(1,729)	(48,491)	11,736

Comprehensive income for the period	$18,357	$70,740	$18,464	$215,031

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Outstanding
			Stock Options	Contributed Surplus		Other Reserves	Total Equity
	Shares	Amount			Deficit
Balance at December 31, 2016	224,965,140	$4,987,694	$179,852	$37,254	$(744,453)	$32,127	$4,492,474

Net income (Restated — note 3)	—	—	—	—	203,295	—	203,295
Other comprehensive income (loss) (Restated — note 3)	—	—	—	—	(172)	11,908	11,736

Total comprehensive income (Restated — note 3)	—	—	—	—	203,123	11,908	215,031

Transactions with owners:
Shares issued under employee stock option plan (notes 11 and 12(a))	1,277,462	44,745	(9,998)	—	—	—	34,747
Stock options (notes 11 and 12(a))	—	—	15,335	—	—	—	15,335
Shares issued under incentive share purchase plan (note 12(b))	288,565	13,062	—	—	—	—	13,062
Shares issued under dividend reinvestment plan	277,188	12,682	—	—	—	—	12,682
Equity issuance (net of transaction costs)	5,003,412	215,013	—	—	—	—	215,013
Dividends declared ($0.30 per share)	—	—	—	—	(68,452)	—	(68,452)
Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan (note 12(c,d))	(138,613)	(10,341)	—	—	—	—	(10,341)

Restated Balance at September 30, 2017	231,673,154	$5,262,855	$185,189	$37,254	$(609,782)	$44,035	$4,919,551

Balance at December 31, 2017	232,250,441	$5,288,432	$186,754	$37,254	$(595,797)	$30,348	$4,946,991

Impact of adopting IFRS 9 on January 1, 2018, (net of tax) (note 3)	—	—	—	—	36,293	(36,293)	—

Adjusted balance at January 1, 2018	232,250,441	$5,288,432	$186,754	$37,254	$(559,504)	$(5,945)	$4,946,991

Net income	—	—	—	—	66,955	—	66,955
Other comprehensive loss	—	—	—	—	(655)	(47,836)	(48,491)

Total comprehensive income (loss)	—	—	—	—	66,300	(47,836)	18,464

Hedging gains and costs of hedging transferred to property, plant and mine development	—	—	—	—	—	(3,619)	(3,619)

Transactions with owners:
Shares issued under employee stock option plan (notes 11 and 12(a))	1,003,786	33,727	(7,513)	—	—	—	26,214
Stock options (notes 11 and 12(a))	—	—	15,852	—	—	—	15,852
Shares issued under incentive share purchase plan (note 12(b))	393,651	15,665	—	—	—	—	15,665
Shares issued under dividend reinvestment plan	359,399	13,473	—	—	—	—	13,473
Dividends declared ($0.33 per share)	—	—	—	—	(76,591)	—	(76,591)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (note 12(c,d))	(154,434)	(7,594)	—	—	—	—	(7,594)

Balance at September 30, 2018	233,852,843	$5,343,703	$195,093	$37,254	$(569,795)	$(57,400)	$4,948,855

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017 Restated (note 3)	2018	2017 Restated (note 3)
OPERATING ACTIVITIES
Net income for the period	$17,053	$72,469	$66,955	$203,295
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	143,859	118,312	416,698	379,261
Deferred income and mining taxes	(15,138)	3,476	(8,872)	(5,734)
Stock-based compensation (note 12)	11,331	9,337	38,788	34,257
Impairment loss on equity securities	—	1,432	—	7,246
Foreign currency translation (gain) loss	(1,056)	4,322	(666)	7,821
Other	208	(1,016)	(15,293)	6,458
Adjustment for settlement of reclamation provision	(1,221)	(444)	(2,515)	(2,739)
Changes in non-cash working capital balances:
Trade receivables	4,853	651	3,374	441
Income taxes	(10,309)	3,598	(27,650)	(15,012)
Inventories	(76,216)	(63,850)	(38,898)	(72,639)
Other current assets	(4,480)	(24,428)	(57,320)	(39,885)
Accounts payable and accrued liabilities	53,433	57,353	73,252	88,727
Interest payable	15,256	12,854	17,513	9,130

Cash provided by operating activities	137,573	194,066	465,366	600,627

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 9)	(310,602)	(256,965)	(746,917)	(577,876)
Acquisition (note 5)	—	—	(162,479)	—
Net proceeds from sale of property, plant and mine development (note 9)	—	—	35,083	—
Net purchases of short-term investments	(247)	(1,763)	(2,264)	(1,758)
Net proceeds from sale of equity securities (note 8)	121	136	16,426	333
Purchases of equity securities and other investments (note 8)	(1,139)	(7,000)	(8,653)	(43,425)
(Increase) decrease in restricted cash	(3)	(25)	812	(22)

Cash used in investing activities	(311,870)	(265,617)	(867,992)	(622,748)

FINANCING ACTIVITIES
Dividends paid	(21,073)	(17,563)	(63,140)	(55,790)
Repayment of finance lease obligations	(817)	(1,190)	(2,562)	(4,338)
Proceeds from long-term debt (note 10)	—	—	250,000	280,000
Repayment of long-term debt (note 10)	—	—	(250,000)	(410,412)
Notes issuance (note 10)	—	—	350,000	300,000
Long-term debt financing costs	—	(156)	(2,285)	(2,285)
Repurchase of common shares for stock-based compensation plans (note 12)	(171)	(119)	(26,503)	(24,659)
Proceeds on exercise of stock options (note 12 (a))	4,531	3,865	26,214	34,747
Common shares issued	3,578	3,024	10,474	222,005

Cash (used in) provided by financing activities	(13,952)	(12,139)	292,198	339,268

Effect of exchange rate changes on cash and cash equivalents	234	(4,780)	(2,295)	(1,655)

Net (decrease) increase in cash and cash equivalents during the period	(188,015)	(88,470)	(112,723)	315,492
Cash and cash equivalents, beginning of period	708,270	943,936	632,978	539,974

Cash and cash equivalents, end of period	$520,255	$855,466	$520,255	$855,466

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$6,661	$6,771	$48,336	$45,071

Income and mining taxes paid	$25,031	$27,438	$96,953	$96,593

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on October 25, 2018.

2.     BASIS OF PRESENTATION

  A.
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2017 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2017, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2018 and December 31, 2017 and the results of operations and cash flows for the three and nine months ended September 30, 2018 and September 30, 2017.

    Operating results for the three and nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2018.

  B.
  Basis of Presentation

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in each of Canadian Malartic Corporation ("CMC") and Canadian Malartic GP ("the Partnership"), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2017 annual audited consolidated financial statements except as described below for new accounting standards adopted effective January 1, 2018.

  New Accounting Standards Adopted During the Year

  IFRS 15 — Revenue from Contracts with Customers

  The Company has adopted IFRS 15 — Revenue from Contracts with Customers ("IFRS 15") effective January 1, 2018 on a modified retrospective basis in accordance with the transitional provisions of IFRS 15. Results for reporting periods beginning after January 1, 2018 are presented under IFRS 15, while prior reporting period amounts have not been restated and continue to be reported under IAS 18 — Revenue ("IAS 18") (accounting standard in effect for those periods).

  The Company has concluded that there are no significant differences between the point of transfer of risks and rewards for its metals under IAS 18 and the point of transfer of control under IFRS 15. No adjustment has been recorded to the opening deficit balance at January 1, 2018.

  The following policies applied in accounting for revenue for the three and nine months ended September 30, 2018. In the comparative period, revenue was accounted for in accordance with the revenue recognition policy disclosed in the Company's December 31, 2017 annual audited consolidated financial statements.

  Gold and Silver

  The Company sells gold and silver to customers in the form of bullion and dore bars.

  The Company recognizes revenue from these sales when control of the gold or silver has transferred to the customer. This is generally at the point in time when the gold or silver is credited to the metal account of the customer. Once the gold or silver has been credited to the customer's metal account, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

  Under certain contracts with customers the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

  Revenue is measured at the transaction price agreed under the contract. Payment of the transaction price is due immediately when control of the gold or silver is transferred to the customer.

  Generally, all of the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

  Metal Concentrates

  The Company sells concentrate from certain of its mines to third-party smelter customers. These concentrates predominantly contain zinc and copper, along with quantities of gold and silver.

  The Company recognizes revenue from these concentrate sales when control of the concentrate has transferred to the customer, which is the point in time that the concentrate is delivered to the customer. Upon delivery, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the concentrate. The customer is also committed to accept and pay for the concentrates once delivered; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the concentrate.

  The final prices for metals contained in the concentrate are generally determined based on the prevailing spot market metal prices on a specific future date, which is established as of the date the concentrate is delivered to the customer. Upon transfer of control at delivery, the Company measures revenue under these contracts based on forward prices at the time of delivery and the most recent determination of the quantity of contained metals less smelting and refining charges charged by the customer. This reflects the best estimate of the transaction price expected to be received at final settlement. A receivable is recognized for this amount and subsequently measured at fair value to reflect variability associated with the embedded derivative for changes in the market metal prices. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

3.     ACCOUNTING POLICIES (Continued)

  Under certain contracts with customers, the sale of gold contained in copper concentrate occurs once the metal has been processed into refined gold and is sold separately similar to the gold and silver dore bar terms described above. The transaction price for the sale of gold contained in concentrate is determined based on the spot market price upon delivery and provisional pricing does not apply.

  IFRS 9 — Financial Instruments

  The Company has adopted IFRS 9 — Financial Instruments ("IFRS 9") effective January 1, 2018 on a retrospective basis where appropriate; however in accordance with the transitional provisions of IFRS 9, comparative figures have not been restated except for the presentation of changes in the fair value of the time value component of options that the Company has designated as hedging items. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

  As detailed below, the Company has changed its accounting policy for financial instruments retrospectively, except where described below. The main areas of change and corresponding transitional adjustments applied on January 1, 2018 are as follows:

  i. Impact of adoption on the accounting for equity securities previously designated as available for sale

    Upon adoption, investments in publicly traded equity securities held by the Company have been classified as fair value through other comprehensive income pursuant to the irrevocable election available under IFRS 9. These investments are recorded at fair value and changes in the fair value of these investments are recognized permanently in other comprehensive income. Upon adoption, an adjustment was recorded to reclassify the accumulated impairment losses on these investments. The adjustment to reduce the opening deficit on January 1, 2018 was $44.1 million ($40.8 million net of tax) with a corresponding adjustment to other reserves. There was no impact on net income for 2018.

  ii. Impact of adoption on the accounting for derivative financial instruments

    Upon adoption, the Company reassessed all of its existing hedge relationships that qualified for hedge accounting under IAS 39 —  Financial Instruments: Recognition and Measurement ("IAS 39") and determined that these continued to qualify for hedge accounting under IFRS 9.

    Under IFRS 9, the Company changed the presentation of the time value component of changes in the fair value of an option that is a hedging item. This time value component has been recorded in other comprehensive income, rather than in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income. Generally the hedge accounting requirements of IFRS 9 are adopted on a prospective basis; however the adjustment for the time value component requires retrospective application including restatement of comparative period presentation.

    The retrospective impact of the adoption of IFRS 9 for changes in the presentation of cumulative changes in the time value component of hedging items has been reflected as an adjustment to opening deficit on January 1, 2018. The adjustment to increase the opening deficit was $3.1 million ($4.5 million net of tax) with a corresponding adjustment to other reserves.

    For the three and nine month comparative periods ended September 30, 2017, the Company has reclassified the portion of the gain on derivative financial instruments that was due to the change in the time value component of hedging items to the unrealized change in fair value of cost of hedging recorded in other comprehensive income (loss). This resulted in an increase in net income of $1.5 million ($1.7 million before tax) and a corresponding decrease in other comprehensive income (loss) for the three months ended September 30, 2017, and a decrease in net income of $5.5 million ($6.3 million before tax) and a corresponding increase in other comprehensive income (loss) for the nine months ended September 30, 2017.

  Financial Assets

  IFRS 9 includes a revised model for classifying financial assets, which results in classification according to a financial instrument's contractual cash flow characteristics and the business models under which they are held. At initial recognition, financial assets are measured at fair value. Under the IFRS 9 model for classification of financial assets the Company has classified and measured its financial assets as described below:

  •
  Cash and cash equivalents, restricted cash, and short-term investments are classified as financial assets measured at amortized cost. Previously under IAS 39 these amounts were classified as held to maturity.
  •
  Trade receivables are classified as financial assets at fair value through profit or loss and measured at fair value during the quotational period until the final settlement price is determined. Once the final settlement price is determined, trade receivables are classified as financial assets measured at amortized cost. Previously under IAS 39, trade receivables were classified as loans and receivables

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

3.     ACCOUNTING POLICIES (Continued)

  measured at amortized cost except for the provisional pricing embedded derivative that was measured at fair value through profit or loss.

  Except as noted above, the adoption of IFRS 9 did not result in a change in the carrying values of any of the Company's financial assets on the transition date.

  Financial Liabilities

  Financial liabilities are recognized initially at fair value and in the case of financial liabilities not subsequently measured at fair value, net of directly attributable transaction costs. Financial liabilities are derecognized when the obligation specified in the contract is discharged, canceled, or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company does not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact the Company's accounting policies for financial liabilities. Accounts payable and accrued liabilities, interest payable, and long-term debt are classified as financial liabilities to be subsequently measured at amortized cost.

  Expected Credit Loss Impairment Model

  IFRS 9 introduces a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company's financial statements, and did not result in a transitional adjustment.

  Short-term Investments

  The Company's short-term investments include financial instruments with remaining maturities of greater than three months but less than one year at the date of purchase. Short-term investments are designated as financial assets measured at amortized cost, which approximates fair value given the short-term nature of these investments.

  Financial Instruments

  The Company's financial assets and liabilities (financial instruments) include cash and cash equivalents, short-term investments, restricted cash, trade receivables, equity securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments. All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial instruments classified as cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, and long-term debt are measured at amortized cost using the effective interest method. Other financial assets and liabilities are recorded at fair value subsequent to initial recognition.

  Equity Securities

  The Company's equity securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. Equity securities are designated as fair value through other comprehensive income pursuant to the irrevocable election under IFRS 9. Changes in the fair value of equity securities are permanently recognized in other comprehensive income and will not be reclassified to profit or loss.

  Derivative Instruments and Hedge Accounting

  The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates, and foreign currency exchange rates and may use such means to manage exposure to certain input costs.

  The Company recognizes all derivative financial instruments in the condensed interim consolidated financial statements at fair value and are classified based on contractual maturity. Derivative instruments are classified as either hedges of highly probable forecasted transactions (cash flow hedges) or non-hedge derivatives. Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they have actually been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

  The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income. Amounts deferred in other comprehensive income are reclassified when the hedged transaction has occurred.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

3.     ACCOUNTING POLICIES (Continued)

  Derivative instruments that do not qualify for hedge accounting are recorded at fair value at the balance sheet date, with changes in fair value recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income.

  Recently Issued Accounting Pronouncements

  IFRS 16 — Leases

  In January 2016, IFRS 16 — Leases was issued, which requires lessees to recognize assets and liabilities for most leases, as well as corresponding amortization and finance expense. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted. The Company plans to adopt the new standard beginning January 1, 2019.

  The Company expects that the new standard will result in an increase in assets and liabilities, a corresponding increase in amortization and finance expense and a decrease in production costs and general and administrative expenses. The Company also expects that cash flow from operating activities will increase under the new standard because lease payments for most leases will be recorded as cash outflows from financing activities in the statements of cash flows. The magnitude of these impacts of adopting the new standard have not yet been determined.

  The Company established an implementation plan to assess the accounting impacts of the new standard and the related impacts on internal controls during 2018. The Company has substantially completed the compilation of contracts that may contain a lease and conducting the initial review of these contracts to identify leases and compile the data necessary for the valuation of the leases and future financial statement disclosures. During the fourth quarter, the Company will work to complete the valuation of its population of leases and implement the internal controls necessary for transition. The Company expects to report more detailed information, including the quantitative impact, if material, in its consolidated financial statements as the effective date approaches.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2017.

5.     ACQUISITION

  CMC Exploration Assets

  On March 28, 2018, the Company acquired 100% of the Canadian exploration assets of CMC, including the Kirkland Lake and Hammond Reef Gold projects (the "CMC Transaction") by way of an asset purchase agreement (the "Agreement") dated December 21, 2017. On the closing of the transactions relating to the Agreement, Agnico had acquired all of Yamana's indirect 50% interest in the Canadian exploration assets of CMC, giving Agnico Eagle 100% ownership of CMC's interest in the assets on closing of the CMC Transaction.

  Pursuant to the Agreement, the effective consideration for the exploration assets after the distribution of the sale proceeds by CMC to its shareholders totaled $162.5 million in cash paid at closing.

  The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $2.9 million were capitalized to the mining properties acquired separately from the purchase price allocation set out below.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

5.     ACQUISITION (Continued)

  The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:
Cash paid for acquisition	$162,479

Total purchase price to allocate	$162,479

Fair value of assets acquired and liabilities assumed:
Mining properties	$161,242
Plant and equipment	2,423
Reclamation provision	(1,186)

Net assets acquired	$162,479

6.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the three and nine months ended September 30, 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, equity securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  Long-term debt is recorded on the condensed interim consolidated balance sheets at September 30, 2018 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at September 30, 2018, the Company's long-term debt had a fair value of $1,770.2 million (December 31, 2017 — $1,499.4 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

6.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets measured at fair value on a recurring basis as at September 30, 2018 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$8,626	$—	$8,626
Equity securities	61,528	14,635	—	76,163
Fair value of derivative financial instruments	—	4,263	—	4,263

Total financial assets	$61,528	$27,524	$—	$89,052

Financial liabilities:
Fair value of derivative financial instruments	$—	$623	$—	$623

Total financial liabilities	$—	$623	$—	$623

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Equity Securities

  Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities or non-transferable shares of publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

7.     INVENTORIES

  During the three months ended September 30, 2018 impairment losses of $5.9 million (2017 — nil) were recorded within production costs to reduce the carrying value of inventories to their net realizable value. During the nine months ended September 30, 2018 impairment losses of $14.6 million (2017 — nil) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

8.     EQUITY SECURITIES

  During the three months ended September 30, 2018, the Company purchased certain equity securities totaling $1.1 million (2017 — $7.0 million). During the nine months ended September 30, 2018, the Company purchased certain equity securities totaling $8.4 million (2017 — $43.4 million).

  During the three months ended September 30, 2018, the Company received net proceeds of $0.1 million (2017 — $0.1 million) on the sale of certain equity securities. During the nine months ended September 30, 2018, the Company received net proceeds of $16.4 million (2017 — $0.3 million) on the sale of certain equity securities.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

9.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the nine months ended September 30, 2018, $963.8 million of additions (year ended December 31, 2017 — $1,044.5 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the nine months ended September 30, 2018 were approximately $5.9 million (year ended December 31, 2017 — $6.4 million) at a capitalization rate of 1.33% (year ended December 31, 2017 — 1.37%).

  Assets with a net book value of $11.5 million were disposed of by the Company during the nine months ended September 30, 2018 (year ended December 31, 2017 — $16.1 million), resulting in a net gain on disposal of $23.6 million (year ended December 31, 2017 — $9.9 million).

  See note 18 to these condensed interim consolidated financial statements for capital commitments.

10.   LONG-TERM DEBT

  2018 Notes

  On February 27, 2018, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2018 Notes") which were funded on April 5, 2018. Upon issuance, the 2018 Notes had a weighted average maturity of 13.9 years and weighted average yield of 4.57%. Proceeds from the 2018 Notes were allocated towards working capital and general corporate purposes.

  The following table sets out details of the individual series of the 2018 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$45,000	4.38%	4/5/2028
Series B	55,000	4.48%	4/5/2030
Series C	250,000	4.63%	4/5/2033

Total	$350,000

  Payment and performance of Agnico Eagle's obligations under the 2018 Notes is guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the "Guarantors").

  The 2018 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

  The 2018 Notes also require the Company to maintain a total net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio below a specified maximum value.

  Credit Facility

  As at September 30, 2018 and December 31, 2017, no amounts were outstanding under the Company's $1.2 billion Credit Facility. Credit Facility availability is reduced by outstanding letters of credit. As at September 30, 2018, $1,200.0 million was available for future drawdown under the credit facility (December 31, 2017 — $1,199.2 million). During the nine months ended September 30, 2018, Credit Facility drawdowns totaled $250.0 million and repayments totaled $250.0 million. During the nine months ended September 30, 2017, Credit Facility drawdowns totaled $280.0 million and repayments totaled $280.0 million.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

11.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net income for the period	$17,053	$72,469	$66,955	$203,295

Weighted average number of common shares outstanding — basic (in thousands)	233,584	231,404	232,969	229,696
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	760	697	802	730
Add: Dilutive impact of employee stock options	973	1,691	910	1,590

Weighted average number of common shares outstanding — diluted (in thousands)	235,317	233,792	234,681	232,016

Net income per share — basic	$0.07	$0.31	$0.29	$0.89

Net income per share — diluted	$0.07	$0.31	$0.29	$0.88

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended September 30, 2018, 3,815,264 (2017 — 52,000) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the nine months ended September 30, 2018, 3,815,264 (2017 — 52,000) employee stock options were excluded from the calculation of diluted net income as their impact would have been anti-dilutive.

12.   STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Nine Months Ended September 30, 2018			Nine Months Ended September 30, 2017
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,857,504	C$	41.18	5,478,837	C$	34.40
Granted	1,990,850		58.04	2,018,140		56.57
Exercised	(1,003,786)		33.34	(1,277,462)		35.66
Forfeited	(59,168)		53.91	(66,144)		41.88
Expired	(207,000)		52.13	(1,100)		37.05

Outstanding, end of period	6,578,400	C$	47.02	6,152,271	C$	41.33

Options exercisable, end of period	3,641,948	C$	41.42	2,885,265	C$	38.25

  The average share price of Agnico Eagle's common shares during the nine months ended September 30, 2018 was C$54.18 (2017 — C$60.41).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

12.   STOCK-BASED COMPENSATION (Continued)

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Nine Months Ended September 30,
	2018	2017
Risk-free interest rate	2.10%	1.15%
Expected life of stock options (in years)	2.4	2.3
Expected volatility of Agnico Eagle's share price	35.0%	45.0%
Expected dividend yield	1.00%	1.09%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  The total compensation expense for the ESOP recorded in the general and administrative line item of the condensed interim consolidated statements of income for the three months ended September 30, 2018 was $4.0 million (2017 — $3.8 million) and $15.9 million for the nine months ended September 30, 2018 (2017 — $15.3 million). Of the total compensation cost for the ESOP, $0.1 million was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended September 30, 2018 (2017 — $0.1 million) and $0.4 million for the nine months ended September 30, 2018 (2017 — $0.3 million).

  (b)
  Incentive Share Purchase Plan ("ISPP")

  During the nine months ended September 30, 2018, 393,651 common shares were subscribed for under the ISPP (2017 — 288,565) for a value of $15.7 million (2017 — $13.1 million). The total compensation cost recognized during the three months ended September 30, 2018 related to the ISPP was $1.8 million (2017 — $1.5 million) and $5.2 million for the nine months ended September 30, 2018 (2017 — $4.4 million).

  (c)
  Restricted Share Unit ("RSU") Plan

  During the nine months ended September 30, 2018, 378,173 (2017 — 369,072) RSUs were granted with a grant date fair value of $18.1 million (2017 — $16.4 million). In the first nine months of 2018, the Company funded the RSU plan by transferring $18.1 million (2017 — $16.4 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $3.6 million for the three months ended September 30, 2018 (2017 — $3.1 million) and $11.4 million for the nine months ended September 30, 2018 (2017 — $10.4 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income.

  (d)
  Performance Share Unit ("PSU") Plan

  During the nine months ended September 30, 2018, 180,000 (2017 — 182,000) PSUs were granted. In the first nine months of 2018, the Company funded the PSU plan by transferring $8.4 million (2017 — $8.1 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the PSU plan was $2.2 million for the three months ended September 30, 2018 (2017 — $1.2 million) and $6.6 million for the nine months ended September 30, 2018 (2017 — $4.4 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

13.   OTHER RESERVES

  The following table sets out the components of other reserves and the movements in other reserves during the nine months ended September 30, 2018 and September 30, 2017:

	Equity securities reserve	Cash flow hedge reserve	Costs of hedging reserve	Total
Balance at December 31, 2016	$32,127	$—	$—	$32,127
Unrealized change in fair value	(12,024)	12,345	6,333	6,654
Tax impact	(40)	—	(839)	(879)
Realized gain reclassified to net income	(168)	—	—	(168)
Impairment loss reclassified to net income	7,246	—	—	7,246
Tax impact	(945)	—	—	(945)

Balance at September 30, 2017	$26,196	$12,345	$5,494	$44,035

Balance at December 31, 2017	$19,585	$10,763	$—	$30,348
Adoption of IFRS 9 on January 1, 2018	(44,048)	3,092	—	(40,956)
Tax impact	3,237	1,426	—	4,663

Adjusted Balance at January 1, 2018	$(21,226)	$15,281	$—	$(5,945)
Net change in fair value	(38,769)	(6,206)	(2,861)	(47,836)
Hedging gains transferred to property, plant and mine development	—	(3,619)	—	(3,619)

Balance at September 30, 2018	$(59,995)	$5,456	$(2,861)	$(57,400)

14.   REVENUES FROM MINING OPERATIONS

  The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:

	Three Months Ended September 30, 2018(i)	Nine Months Ended September 30, 2018(i)
Revenue from contracts with customers	$520,938	$1,654,625
Provisional pricing adjustments on concentrate sales	(2,255)	(1,225)

Total revenues from mining operations	$518,683	$1,653,400

  The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended September 30, 2018(i)	Nine Months Ended September 30, 2018(i)
Revenues from contracts with customers:
Gold	$496,747	$1,566,789
Silver	17,259	58,661
Zinc	1,249	12,031
Copper	5,683	17,144

Total revenues from contracts with customers	$520,938	$1,654,625

  Note:

  (i)
  The Company has adopted IFRS 15 on a modified retrospective basis. Under this method, the comparative information has not been restated (refer to Note 3 — Accounting Policies). There would be no change to total revenues from mining operations for the three and nine months ended September 30, 2018 if reported under IAS 18.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

15.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

  As at September 30, 2018, the Company had outstanding foreign exchange zero cost collars with a cash flow hedging relationship that did qualify for hedge accounting under IFRS 9. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At September 30, 2018, the zero cost collars hedged $69.0 million of 2018 expenditures. The Company recognized the mark-to-market adjustment in other comprehensive income. Amounts deferred in other comprehensive income are reclassified when the hedged transaction has occurred.

  As at September 30, 2018, the Company also had outstanding derivative contracts where hedge accounting was not applied. At September 30, 2018, the non-hedge derivatives related to $492.8 million of 2018 and 2019 expenditures and the Company recognized mark-to-market adjustments in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income.

  Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2018 and 2017 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at September 30, 2018 or December 31, 2017. The call option premiums were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were no derivative financial instruments outstanding as at September 30, 2018 relating to gallons of diesel (December 31, 2017 — 5.0 million gallons). The related mark-to-market adjustments prior to settlement were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income. The Company does not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at September 30, 2018 and December 31, 2017, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

15.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Premiums realized on written foreign exchange call options	$(762)	$(737)	$(2,299)	$(2,101)
Unrealized loss on warrants(i)	10	61	390	49
Realized gain on currency and commodity derivatives	(3,543)	(6,188)	(4,060)	(6,294)
Unrealized (gain) loss on currency and commodity derivatives(i)	(3,848)	(1,966)	960	(6,861)

Gain on derivative financial instruments	$(8,143)	$(8,830)	$(5,009)	$(15,207)

  Note:

  (i)
  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and through the other line item of the condensed interim consolidated statements of cash flows.

16.   OTHER (INCOME) EXPENSES

  The following table sets out a summary of the amounts recognized in the other (income) expenses line item of the condensed interim consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Loss (gain) on disposal of property, plant and mine development	$1,495	$1,729	$(23,621)	$11,636
Interest Income	(2,816)	(2,759)	(8,329)	(7,372)
Other	(4,255)	(1,696)	(4,663)	(3,663)

Other (income) expenses	$(5,576)	$(2,726)	$(36,613)	$601

  Sale of West Pequop Joint Venture, Summit and PQX Properties

  On June 11, 2018, the Company completed the sale of its 51% interest in the West Pequop Joint Venture and its 100% interest in the Summit and PQX properties located in northeastern Nevada (collectively, the "Nevada Properties") to a subsidiary of Newmont Mining Corp.

  Under the purchase and sale agreement, the Company received a cash payment of $35.0 million and was granted a 0.8% net smelter return ("NSR") royalty on the Nevada Properties held by the West Pequop Joint Venture and a 1.6% NSR on the Summit and PQX properties. Upon closing of the sale, the Company recognized a net gain on disposal of $26.5 million in the other (income) expenses line item of the condensed interim consolidated statements of income and through the other line item of the condensed interim consolidated statements of cash flows.

  The Nevada Properties were presented in the Company's Exploration segment.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

17.   SEGMENTED INFORMATION

  The Company has adjusted its operating segments as a result of the acquisition of the additional 50.0% of the CMC exploration assets on March 28, 2018 (see note 5 for further details). The Company has reclassified the CMC exploration assets and applicable exploration expenses from the Canadian Malartic joint operation segment into the Exploration segment and comparative information has been restated to reflect this change.

	Nine Months Ended September 30, 2018
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$404,045	$(174,363)	$—	$229,682
LaRonde Zone 5 mine	9,401	(6,665)	—	2,736
Lapa mine	25,388	(17,329)	—	8,059
Goldex mine	113,401	(58,826)	—	54,575
Meadowbank mine	250,827	(166,817)	(24,434)	59,576
Canadian Malartic joint operation	337,032	(148,613)	(318)	188,101
Kittila mine	178,353	(120,617)	—	57,736

Total Northern Business	1,318,447	(693,230)	(24,752)	600,465

Southern Business:
Pinos Altos mine	199,067	(103,156)	—	95,911
Creston Mascota mine	40,813	(28,204)	—	12,609
La India mine	95,073	(51,293)	—	43,780

Total Southern Business	334,953	(182,653)	—	152,300

Exploration	—	—	(85,346)	(85,346)

Segments totals	$1,653,400	$(875,883)	$(110,098)	$667,419

Total segments income				$667,419
Corporate and other:
Amortization of property, plant and mine development				(416,698)
General and administrative				(93,512)
Finance costs				(71,023)
Gain on derivative financial instruments				5,009
Environmental remediation				(253)
Foreign currency translation gain				666
Other income				36,613

Income before income and mining taxes				$128,221

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

17.   SEGMENTED INFORMATION (Continued)

	Nine Months Ended September 30, 2017
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$356,046	$(130,732)	$—	$225,314
Lapa mine	60,932	(36,713)	—	24,219
Goldex mine	104,348	(49,230)	—	55,118
Meadowbank mine	344,324	(168,859)	(25,977)	149,488
Canadian Malartic joint operation	289,798	(130,273)	(453)	159,072
Kittila mine	187,370	(110,126)	—	77,244

Total Northern Business	1,342,818	(625,933)	(26,430)	690,455

Southern Business:
Pinos Altos mine	190,590	(77,974)	—	112,616
Creston Mascota mine	45,339	(22,175)	—	23,164
La India mine	98,603	(44,071)	—	54,532

Total Southern Business	334,532	(144,220)	—	190,312

Exploration	—	—	(83,312)	(83,312)

Segments totals	$1,677,350	$(770,153)	$(109,742)	$797,455

Total segments income				$797,455
Corporate and other:
Amortization of property, plant and mine development				(379,261)
General and administrative				(86,494)
Impairment loss on equity securities				(7,246)
Finance costs				(57,839)
Gain on derivative financial instruments				15,207
Environmental remediation				(326)
Foreign currency translation loss				(7,821)
Other expenses				(601)

Income before income and mining taxes				$273,074

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

17.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	September 30, 2018	December 31, 2017
Northern Business:
LaRonde mine	$798,888	$845,113
LaRonde Zone 5 mine	56,084	25,037
Lapa mine	18,186	17,867
Goldex mine	286,394	275,132
Meadowbank mine	656,602	565,355
Canadian Malartic joint operation	1,800,971	1,810,162
Meliadine project	1,562,565	1,194,414
Kittila mine	1,046,292	982,378

Total Northern Business	6,225,982	5,715,458

Southern Business:
Pinos Altos mine	685,917	668,492
Creston Mascota mine	48,943	50,144
La India mine	407,910	427,957

Total Southern Business	1,142,770	1,146,593

Exploration	595,865	410,241

Corporate and other	391,222	593,309

Total assets	$8,355,839	$7,865,601

18.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2018, the total amount of these guarantees was $374.3 million.

  As at September 30, 2018 the Company had $248.4 million of commitments related to capital expenditures.

19.   ONGOING LITIGATION

  On August 2, 2016, Canadian Malartic General Partnership ("CMGP"), a general partnership jointly owned by the Company and Yamana (the "Partnership"), was served with a class action lawsuit filed in the Superior Court of Quebec with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of C$20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017. On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership's application for partial dismissal of the class action. Judgment was rendered on the preliminary matters and the partial dismissal of the class action was granted, removing the period of August 2013 to June 2014 from the class period. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

  On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date that has yet to be determined. While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production and shift reductions resulting in the loss of jobs.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2018

19.   ONGOING LITIGATION (Continued)

  On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree authorizing expansion of the Canadian Malartic mine. The Partnership is an impleaded party in the proceedings. The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits began on October 1, 2018. While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

20.   SUBSEQUENT EVENTS

  Dividends Declared

  On October 24, 2018, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.11 per common share (a total value of approximately $25.7 million), payable on December 14, 2018 to holders of record of the common shares of the Company on November 30, 2018.

QuickLinks

  Exhibit 99.1
Third Quarter Report 2018
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2018
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2018
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2018
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2018